Exhibit 99.1

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

June 30, 2026

Corporate Head Office

250 – 750 West Pender Street

Vancouver, BC

V6C 2T7

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	June 30, 2026	March 31, 2026
ASSETS

Current
Cash	$2,541,710	$6,342,205
Receivables	646,826	526,765
Prepaid expenses	295,190	225,425
Marketable securities (Note 5)	1,004,749	-
	4,488,475	7,094,395
Non-Current
Prepaid expenses and mineral deposits	83,752	54,994
Promissory notes receivable (Note 6)	278,290	276,304
Marketable securities (Note 5)	-	1,262,376
Exploration and evaluation assets (Note 7)	32,690,560	30,653,428

Total Assets	$37,541,077	$39,341,497

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities (Notes 8 and 11)	$696,626	$1,180,515
Flow-through premium liability (Notes 10 and 15)	1,079,988	1,605,690
Derivative liability (Note 10)	657,553	1,052,094
Total Liabilities	2,434,167	3,838,299

Shareholders' Equity
Capital stock (Note 10)	63,289,054	62,825,096
Reserves (Note 10)	3,469,119	3,294,831
Deficit	(31,651,263)	(30,616,729)
Total Shareholders’ Equity	35,106,910	35,503,198

Total Liabilities and Shareholders’ Equity	$37,541,077	$39,341,497

Nature of operations and going concern (Note 1)

Subsequent events (Note 18)

Approved and authorized on behalf of the Board on August 11, 2026:

(Signed) “David Cates”	(Signed) “Andrew Lyons”
David Cates, Director	Andrew Lyons, Director

The accompanying notes are an integral part of these condensed interim financial statements.

Page 2 | 28

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Statements of (Loss) Income and Comprehensive (Loss) Income

(Expressed in Canadian Dollars, except for share amounts)

(Unaudited – Prepared by Management)

	For the three-month periods ended June 30,
	2026	2025

EXPENSES
Consulting (Note 11)	$153,074	$91,239
Investor relations and marketing	347,137	910,633
Management and director fees (Note 11)	615,427	233,114
Office, insurance and miscellaneous	101,042	115,909
Professional fees	251,129	344,706
Share-based payments (Notes 10 and 11)	201,517	34,725
Transfer agent, listing and filing fees	31,620	37,438
Travel	5,093	488

Loss before other items	(1,706,039)	(1,768,252)

Change in fair value of derivatives (Note 10)	394,541	(244,095)
Change in fair value of marketable securities (Notes 4 and 5)	(257,627)	1,471,188
Foreign exchange gain (loss)	2,627	(13,417)
Gain on option settlement	-	8,159
Gain on spin-out transaction (Note 16)	-	477,000
Interest expense (Note 9)	-	(12,241)
Other income (Note 6)	6,162	3,896
Recovery of flow-through premium liability (Notes 10 and 15)	525,702	483,600

Net (Loss) Income and Comprehensive (Loss) Income for the Period	$(1,034,634)	$405,838

Basic (loss) earnings per common share	$(0.06)	$0.04
Diluted (loss) earnings per common share	$(0.06)	$0.04

Weighted average number of common shares outstanding – basic	16,351,593	10,971,481

Dilutive effect – options	-	51,397
Dilutive effect – warrants	-	392,501
Dilutive effect – agent warrants	-	4,710

Weighted average number of common shares outstanding – diluted	16,351,593	11,420,089

The accompanying notes are an integral part of these condensed interim financial statements.

Page 3 | 28

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of Shares	Capital Stock	Subscriptions Received In Advance	Reserves	Deficit	Total Shareholders’ Equity

Balance, March 31,2025	10,419,966	$45,666,733	$-	$3,280,933	$(24,455,404)	$24,492,262
Shares issued for exploration and evaluation assets	30,000	150,000	-	-	-	150,000
Shares issued for option exercise	109,531	446,232	-	(195,370)	-	250,862
Shares issued for warrant exercise	1,536,867	4,685,668	-	(207,360)	-	4,478,308
Shares issued for RSU’s redeemed	51,193	139,244	-	(139,244)	-	-
Subscriptions received in advance	-	-	49,086	-	-	49,086
Share-based payments	-	-	-	34,725	-	34,725
Transfer of cancelled/forfeited options	-	-	-	(521,692)	521,692	-
Income for the period	-	-	-	-	405,838	405,838

Balance, June 30, 2025	12,147,557	$51,087,877	$49,086	$2,251,992	$(23,527,874)	$29,861,081

	Number of Shares	Capital Stock	Subscriptions Received In Advance	Reserves	Deficit	Total Shareholders’ Equity
Balance, March 31, 2026	16,280,580	$62,825,096	$-	$3,294,831	$(30,616,729)	$35,503,198
Shares issued for cash	137,590	335,720	-	-	-	335,720
Share issue costs, paid in cash	-	(48,891)	-	-	-	(48,891)
Shares issued for exploration and evaluation assets	65,502	150,000	-	-	-	150,000
Shares issued for RSU’s redeemed	5,813	27,129	-	(27,129)	-	-
Share-based payments	-	-	-	201,517	-	201,517
Transfer of expired agent warrants	-	-	-	(100)	100	-
Loss for the period	-	-	-	-	(1,034,634)	(1,034,634)

Balance, June 30, 2026	16,489,485	$63,289,054	$-	$3,469,119	$(31,651,263)	$35,106,910

The accompanying notes are an integral part of these condensed interim financial statements.

Page 4 | 28

FOREMOST CLEAN ENERGY LTD.

Condensed Interim Statements of Cash Flows

For the three months ended June 30,

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) income and comprehensive (loss) income for the period	$(1,034,634)	$405,838
Items not affecting cash:
Share-based payments	201,517	34,725
Interest expense	-	12,241
Other income	(6,162)	(3,826)
Change in fair value of derivatives	(394,541)	244,095
Recovery of flow-through premium liability	(525,702)	(483,600)
Gain on spin out transaction	-	(477,000)
Change in fair value of marketable securities	257,627	(1,471,188)
Gain on option settlement	-	(8,159)
Changes in non-cash working capital items:
Receivables	(120,061)	46,488
Prepaid expenses and deposits	81,052	(527,984)
Accounts payable and accrued liabilities	(137,261)	615,650
Net cash used in operating activities	(1,678,165)	(1,612,720)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration and evaluation acquisition costs	(150,000)	(150,000)
Exploration and evaluation expenditures	(2,362,226)	(2,090,807)
Exploration and evaluation recoveries	50,000	-
Promissory note interest received	4,176	7,378
Net cash used in investing activities	(2,458,050)	(2,233,429)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash financings	335,720	-
Exercise of options	-	259,021
Exercise of warrants	-	4,478,308
Short-term loan repaid	-	(52,935)
Subscription received in advance	-	49,086
Net cash provided by financing activities	335,720	4,733,480

Change in cash for the period	(3,800,495)	887,331
Cash, beginning of period	6,342,205	5,005,346

Cash, end of period	$2,541,710	$5,892,677

Cash paid for interest and taxes	$-	$52,935

SUPPLEMENT DISCLOSURES WITH RESPECT TO CASH FLOWS (Note 14)

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Foremost Clean Energy Ltd. (“Foremost” or the "Company") which was incorporated under the laws of the Province of British Columbia, is a public company listed on the Canadian Securities Exchange (the “CSE”) and trades under the symbol FAT and on the NASDAQ Capital Market (“NASDAQ”) under the symbols FMST and FMSTW. The Company’s head office is located at 250 – 750 West Pender Street, Vancouver, BC, V6C 2T7.

The Company is an exploration company focused on the identification and development of high potential mineral opportunities in stable jurisdictions.

Going concern of operations

These condensed interim financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2026, the Company has had significant losses resulting in a deficit of $31,651,263 (March 31, 2026 - $30,616,729). In addition, the Company has not generated revenues from operations. The Company has financed its operations primarily through the issuance of common shares . The Company continues to seek capital through various means including the issuance of equity and/or debt. These material uncertainties cast substantial doubt as to the ability of the Company to meet its obligations as they come due and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. Any such adjustments may be material.

In order to continue as a going concern and to meet its corporate objectives, the Company will require additional financing through debt or equity issuances or other available means. Although the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed interim financial statements, including comparatives, have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). Accordingly, they do not include all of the information required for full annual financial statement by IFRS Accounting Standards (“IFRS”) for complete financial statements for year – end reporting purposes.

These condensed interim financial statements should be read in conjunction with the Company’s audited financial statements for the year ended March 31, 2026, which have been prepared in accordance with IFRS as issued by the IASB and IFRIC. These condensed interim financial statements are presented in Canadian dollars, which is also the Company’s functional currency.

b)	Basis of measurement

These condensed interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss or fair value through other comprehensive loss, which are stated at their fair value. In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these condensed interim financial statements are based on IFRS issued and effective as of June 30, 2026. The Board of Directors approved these condensed interim financial statements for issue on August 11, 2026.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

2.	BASIS OF PRESENTATION (Continued)

c)	Principles of consolidation

These condensed interim financial statements include the financial statements of the Company and the entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the condensed interim financial statements from the date that control commences until the date that control ceases.

Rio Grande Resources Ltd (“Rio Grande”) was newly incorporated on July 19, 2024 for the purpose of the spin-out that was completed on January 31, 2025 (Note 16). At June 30, 2026, the Company owned 5,152,557 shares representing an 11.23% interest (March 31, 2026 – 11.48% interest) in Rio Grande (Note 4). Sierra Gold & Silver Ltd. (“Sierra”) was a wholly owned subsidiary of the Company, which became a wholly-owned subsidiary of Rio Grande as part of the spin-out, and deconsolidated as a result of the completion of the spin-out during the year ended March 31, 2025.

3.	MATERIAL ACCOUNTING POLICY INFORMATION

The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 3 to the Company’s financial statements for the year ended March 31, 2026. These interim financial statements should be read in conjunction with the Company’s financial statements for the year ended March 31, 2026. The accounting policies have been applied consistently in these interim financial statements, unless otherwise indicated.

New accounting standards issued and effective

The following new standard is not effective and has not been early adopted in preparing these financial statements:

Presentation and Disclosure in Financial Statements (IFRS 18) is effective for reporting periods beginning on or after January 1, 2027. IFRS 18 introduces three sets of new requirements to give investors more transparent and comparable information about companies’ financial performance for better investment decisions. The Company is assessing the impact this new accounting standard may have on its financial statements.

The following amendment to IFRS 9 was adopted on April 1, 2026:

IFRS 9 Financial Instruments (“IFRS 9”) requires entities to recognize financial assets and liabilities when they become party to the contractual terms and to measure them initially at fair value, adjusted for directly attributable transaction costs where applicable. The standard is being clarified to provide better guidance on the derecognition of financial liabilities, which can impact bank reconciliation processes, especially during debt restructuring based on the timing of payments on financial liabilities as compared to the actual settlement of those debts. This clarification may result in a change in the derecognition timing of financial liabilities in situations where electronic payments are involved. The Company assessed the impact that the adoption of this clarification of IFRS 9 had on its financial statements, and determined it there was no significant impact.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

4.	INVESTMENT IN ASSOCIATE

On January 31, 2025, as a result of the spin-out (Note 16) the Company received 5,152,557 shares of Rio Grande, a publicly traded company, representing a 19.95% interest in Rio Grande, at a fair value of $489,493.

Summary statement of loss and comprehensive loss of Rio Grande for:

For the period from April 1, 2025 to June 17, 2025

Loss from operations	$(220,302)
Net loss and comprehensive loss	$(220,302)

At June 17, 2025, the Company owned 5,152,557 shares representing a 12.12% interest (March 31, 2025 – 19.95% interest) in Rio Grande. As a result of a dilution, the share ownership in conjunction with other factors, it was determined that the Company no longer exercises significant influence over Rio Grande and derecognized the investment in associate resulting in a gain on investment in marketable securities of $1,497,878, calculated as the difference between the fair market value of the shares held at the time of derecognition, based on the quoted market price of $1,854,921, and the total of the carrying value of the investment in associate immediately prior to derecognition of ($357,043).

Investment in associate

Balance as at March 31, 2025	$383,733
Equity share of loss through June 17, 2025	(26,690)
Derecognition of investment to profit and loss due to loss of significant influence	(357,043)

Balance as at March 31, 2026 and June 30, 2026	$-

5.	MARKETABLE SECURITIES

On June 30, 2026, Rio Grande had 45,894,119 outstanding shares, of which 5,152,557 shares were held by the Company, represented an 11.23% interest (March 31, 2026 – 11.48% interest).  Due to the reduction in share ownership and resulting significant influence, the shares were revalued and reclassified as marketable securities.

	Common shares	Total
Rio Grande Resources Ltd
As of March 31, 2025		$-
Reclassification – June 17, 2025	5,152,557	1,854,921	*
Change in fair value of marketable securities	-	(592,545)
As of March 31, 2026	5,152,557	1,262,376	*
Change in fair value of marketable securities	-	(257,627)
As of June 30, 2026	5,152,557	$1,004,749	*

* determined based on the quoted market price.

As of June 30, 2026, the Company presented its investment in Rio Grande and current assets based on its current intention to monetize the investment as an additional source of funding within the next 12 months.  The investment was previously classified as non-current, when the Company's intention was to hold the investment for a period greater than 12 months.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

6.	PROMISSORY NOTES RECEIVABLE

On November 5, 2024, as a condition of the completion of the Rio Grande Arrangement (Note 16), a $520,000 promissory note was issued by Rio Grande to the Company, which is due for repayment by Rio Grande on or before November 5, 2027 (“Rio Grande Promissory Note”). The promissory note bears interest of 8.95% per annum, starting four months from January 31, 2025. The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using 15% of its funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The promissory note is unsecured. In accordance with the arrangement, $240,000 from Rio Grande’s completed financing was applied to the outstanding amount during the year ended March 31, 2026.

During the period ended June 30, 2026, the Company accrued interest income of $6,162 (2025 - $3,896) and collected interest payments of $4,176 (2025 - $7,378)

As at June 30, 2026, the outstanding balance is $278,290 (March 31, 2026 - $276,304).

7.	EXPLORATION AND EVALUATION ASSETS

During the period ended June 30, 2026, the following expenditures were incurred on the exploration and evaluation properties of the Company:

	Manitoba Lithium- Gold Properties	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2026	$3,367,775	$6,716,449	$10,084,224
Cash	150,000	-	150,000
Shares	150,000	-	150,000
Balance, June 30, 2026	3,667,775	6,716,449	10,384,224

Exploration costs
Balance, March 31, 2026	13,042,999	7,526,205	20,569,204
Assay	-	10,125	10,125
Drilling	-	651,355	651,355
Field work	-	839,464	839,464
Geological, consulting, and other	2,550	283,638	286,188
Cost recovery	-	(50,000)	(50,000)
Balance, June 30, 2026	13,045,549	9,260,787	22,306,336

Total Balance, June 30, 2026	$16,713,324	$15,977,236	$32,690,560

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS

During the year ended March 31, 2026, the following expenditures were incurred on the exploration and evaluation properties of the Company:

	Manitoba Lithium- Gold Properties	Quebec Lithium Property	Athabasca Properties	Total

Acquisition costs
Balance, March 31, 2025	$2,917,160	$127,153	$6,716,449	$9,760,762
Cash	225,000	-	-	225,000
Shares	225,000	-	-	225,000
Others	615	-	-	615
Impairment	-	(127,153)	-	(127,153)
Balance, March 31, 2026	3,367,775	-	6,716,449	10,084,224

Exploration costs
Balance, March 31, 2025	11,168,336	-	395,687	11,564,023
Assay	307,061	-	147,598	454,659
Drilling	683,459	-	1,751,055	2,434,514
Field work	559,443	-	2,390,854	2,950,297
Geological, consulting, and other	324,700	-	892,029	1,216,729
Survey	-	-	1,948,982	1,948,982
Balance, March 31, 2026	13,042,999	-	7,526,205	20,569,204

Total Balance, March 31, 2026	$16,410,774	$-	$14,242,654	$30,653,428

Manitoba Lithium & Gold

Zoro Property

The Company announced on January 4, 2024 that a $300,000 grant shall be received from the Manitoba Government for the Zoro Lithium Property to fund further exploration and development. During the year ended March 31, 2024, the Company received $100,000 of the $300,000 grant. The remaining $200,000 grant was received during the year ended March 31, 2025.

Jean Lake Lithium/Gold Property

The Company earned a 100% interest in the Jean Lake property by paying $250,000 in cash and by issuing $250,000 in shares (47,299 shares issued) and incurring $500,000 in exploration expenditures. The property agreement is subject to a 2% net smelter return royalty (the “NSR”). The Company can acquire an undivided 50% interest in the NSR, being one-half of the NSR or a 1% NSR, by making a $1,000,000 cash payment to the NSR holder, together with all accrued but unpaid NSR’s at the time, prior to the commencement of commercial production on the property.

Grass River Property

During the year ended March 31, 2022, the Company staked claims on the Grass River Property in the Snow Lake area of Manitoba for $40,500. During the year ended March 31, 2023, the Company staked additional claims for $3,000. During the year ended March 31, 2024, the Company staked additional claims for $1,755. During the year ended March 31, 2026, the Company incurred $615 (2025 - $130) in claim filing fees.

Jol Lithium Property

During the year ended March 31, 2023, the Company entered into an agreement and acquired a 100% interest in the MB3530 claim located in the Snow Lake area of Manitoba. To earn the interest, the Company paid $8,000 and issued $2,454 in shares (364 shares issued). During the year ended March 31, 2025, the Company incurred $638 in filing of claim fees. The property is subject to a 2% NSR.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Peg North Property

During the year ended March 31, 2023, the Company entered into an option agreement to acquire a 100% interest in the Peg North claims located in the Snow Lake mining district in Manitoba. The option agreement was amended in May 2023 and July 2026. Under the amended terms of the option agreement(the "First Option"), in consideration for making aggregate cash payments of $750,000, issuing Strider Resources Limited (“Strider”) common shares having an aggregate value of $750,000, and incurring an aggregate of $3,000,000 in exploration expenditures on or before the sixth anniversary, the Company has the right to acquire a 100% interest in the Peg North Claims, subject only to a 2% net smelter return royalty granted to Strider (the "NSR"). The obligations under the First Option can be considered fulfilled under the terms as outlined in the schedule below:

a)	cash payments of $750,000 as follows:
i)	a cash payment of $100,000 on or before June 23, 2022 (paid);
ii)	a cash payment of $100,000 on or before June 28, 2023 (paid);
iii)	a cash payment of $100,000 on or before June 28, 2024 (paid);
iv)	a cash payment of $150,000 on or before June 28, 2025 (paid);
v)	a cash payment of $150,000 on or before June 28, 2026 (paid);
vi)	a cash payment of $150,000 on or before June 28, 2027; and

b)	the issuance of $750,000 in shares of the Company as follows:
i)	the issuance of $100,000 in common shares on or before June 23, 2022 (issued 10,526 shares);
ii)	the issuance of $100,000 in common shares on or before June 9, 2023 (issued 13,072 shares);
iii)	the issuance of $100,000 in common shares on or before June 28, 2024 (issued 28,818 shares);
iv)	the issuance of $150,000 in common shares on or before June 28, 2025 (issued 30,000 shares);
v)	the issuance of $150,000 in common shares on or before June 28, 2026 (issued 65,502 shares);
vi)	the issuance of $150,000 in common shares on or before June 28, 2027; and

c)	incurring exploration expenditures totaling $3,000,000 due on or before June 28, 2028 (incurred cumulative exploration expenditures of $881,337 through June 30, 2026).

Provided that the First Option has been exercised, the Company may purchase from Strider one half (1%) of the NSR for a cash payment of $1,500,000 (the “Second Option”) at any time prior to commencement of commercial production.

Quebec Lithium

Lac Simard South Property

During the year ended March 31, 2024, the Company earned a 100% interest in the Lac Simard South property located in Quebec by paying $35,000 (paid) and issuing 10,700 common shares (issued and valued at $85,600).

During the year ended March 31, 2026, the Company decided not to continue with the property and allowed the claims to lapse, and as a result, the Company recorded an impairment of $127,153.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

Athabasca Properties

During the year ended March 31, 2025, the Company entered into an option agreement with Denison Mines Corp. (“Denison”) to acquire up to a 70% interest in exploration properties in the Athabasca Basin in Northern Saskatchewan (the “Exploration Properties”). To earn the interest, the Company has to make the following cash payments, share issuances and incur project exploration expenditures in 3 phases:

Phase 1

During the year ended March 31, 2025, the Company earned an initial 20% interest in the Athabasca Properties (14.03% for Hatchet Lake) by:

•	issuing 1,369,810 common shares (issued and valued at $5,205,278) to Denison;
•	appointing a Technical Advisor to Foremost at Denison's election; and
•	entering into an Investors Rights Agreement providing for, among other things: the appointment by Denison of up to two individuals to the board of directors of Foremost; and a pre-emptive equity participation right for Denison to maintain a 19.95% equity interest in Foremost.

The Company also issued 425,682 common shares to arm’s length parties for finders and advisory fees valued at $1,511,171.

Phase 2

To earn an additional 31% interest (subsequently earned) in the Athabasca Properties (21.75% for Hatchet Lake), on or before October 4, 2027, the Company must:

•	pay $2,000,000 to Denison in cash or common shares or a combination thereof (issued 848,610 common shares valued at $2,000,000 subsequent to June 30, 2026) (Note 18); and
•	incur $8,000,000 in exploration expenditures on the Athabasca Properties (announced expenditures fully incurred subsequent to June 30, 2026).

Phase 3

To earn an additional 19% interest in the Athabasca Properties (15.22% for Hatchet Lake), on or before October 4, 2030, and on the successful completion of Phase 2, the Company must:

•	pay $2,500,000 to Denison in cash or common shares or a combination thereof;
•	incur a further $12,000,000 in exploration expenditures on the Athabasca Properties.

If the conditions of Phase 3 are not satisfied, the Company shall forfeit a portion of its interests in and rights to the Athabasca Properties such that Denison's interests in each of the Athabasca Properties will be increased to 51% and operatorship shall revert to Denison.

Upon completion of Phase 3 of the option agreement, the parties will enter into a joint venture agreement in respect of each of the Athabasca Properties other than Hatchet Lake and the Company will become a party to the existing Hatchet Lake joint venture agreement between Trident Resources Corp. and Denison.

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payables and accrued liabilities for the Company are broken down as follows:

	June 30, 2026	March 31, 2026

Trade payables	$273,190	$874,900
Accrued liabilities	216,805	112,000
Due to related parties	206,631	193,615

	$696,626	$1,180,515

The accompanying notes are an integral part of these condensed interim financial statements.

Page 12 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

9.	TERM LOANS PAYABLE

During the year ended March 31, 2023, the Company entered into a loan agreement to borrow $1,145,520 from Jason Barnard and Christina Barnard. During the year ended March 31, 2026, the Company repaid the remaining balance owing on the loan and incurred interest of $14,993.

10.	CAPITAL STOCK AND RESERVES

Authorized capital stock

Unlimited number of common shares without par value.

Issued capital stock

All issued shares are fully paid.

During the period ended June 30, 2026, the Company:

i)	issued 5,813 common shares pursuant to RSU settlements resulting in the reallocation of share-based reserves of $27,129 from reserves to share capital.

ii)	issued 137,590 common shares to Denison Mines Corp. at a price of $2.44 per share for aggregate consideration of $335,720 pursuant to the Investor Rights Agreement.

iii)	issued 65,502 common shares at a value of $150,000 pursuant to the Peg North Property option agreement (Note 7).

iv)	incurred $48,891 of legal costs related to the Company’s financing and recorded as share issuance costs.

During the year ended March 31, 2026, the Company:

i)	issued 30,000 common shares at a value of $150,000 pursuant to the Peg North Property option agreement (Note 7).

ii)	issued 17,361 common shares at a value of $75,000 pursuant to the Jean Lake Property option agreement (Note 7).

iii)	issued 51,193 common shares pursuant to RSU settlements resulting in the reallocation of share-based reserves of $139,244 from reserves to share capital.

The accompanying notes are an integral part of these condensed interim financial statements.

Page 13 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

iv)    issued 129,087 common shares upon exercise of options for gross proceeds of $299,949 resulting in reallocation of share-based reserves of $233,014 from reserves to share capital, of which 10,319 options were exercised cashless and valued at $3,278. The weighted average share price on the date of the option exercise was $4.80.

v)	issued 2,024,988 common shares upon exercise of warrants for gross proceeds of $6,042,784 resulting in reallocation of warrant reserves of $230,400 from reserves to share capital. Foremost’s net proceed from exercises were $5,589,650 and $453,134 was recorded as due to Rio in accordance to the Arrangement (Note 16). The weighted average share price on the date of the warrant exercise was $4.94.

vi)	issued 485,000 common shares to Denison Mines Corp. at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to the Investor Rights Agreement.

vii)	issued 1,432,785 common shares as part of the financing for aggregate consideration of $6,529,391. The Company also incurred legal and issuance fees of $571,081 related to the financing.

viii)	closed a non-brokered private placement issuing 1,690,200 flow-through units consisting of one flow-through common share and one-half non-flow-through common share purchase warrant at $3.40 per unit for gross proceeds of $5,746,680, of which $Nil was allocated to the warrant component of the unit. Each warrant is exercisable by the holder to purchase an additional common share at a price of $4.40 until March 31, 2028. A value of $1,605,690 was attributed to the flow-through premium liability in connection with the financing. The Company paid a cash finder’s fees of $451,721 and granted 98,892 finder’s warrants (valued at $115,600), entitling the holder to purchase one common share at a price of $3.40 per share until March 31, 2028. All securities issued will be subject to a hold period of four months and one day from the date of issuance. The Company also incurred legal and filing fees of $157,873 related to the private placement. The Company is committed to incur a total of $5,746,680 of qualifying Canadian Exploration Expenses (“CEE”) on or before December 31, 2027. As at June 30, 2026, the Company has incurred $1,733,566 in qualifying CEE and has a balance of $1,079,988 (March 31, 2026 - $1,605,690) in flow-through premium liability.

Stock Incentive Plan:

The Board of Directors adopted the Company’s 2023 Stock Incentive Plan which allows the Company to grant equity-based incentive awards (each, an “Award”) in the form of stock options (“Options”), restricted stock units (“RSUs”), performance stock units (“PSUs”) and deferred stock units (“DSUs”) to executive, officers, directors, employees, and consultants. The Stock Incentive Plan was ratified by shareholders at the Annual General and Special Meeting (“AGSM”) on December 20, 2024, and is a fixed number share plan providing an aggregate maximum number of common shares that may be issued upon the exercise or settlement of Awards granted under the plan, not to exceed 1,500,000 common shares, subject to the adjustment provisions provided within the plan. On October 25, 2025, the Board of Directors of the Company approved an amended and restated Stock Incentive Plan, which was ratified by shareholders at the Annual General Meeting (“AGM”) held on December 16, 2025. The amended plan increased the maximum aggregate number of common shares authorized for issuance upon settlement of the stock-based incentive awards grantable thereunder and in accordance with the terms of the Stock Incentive Plan to be equal to 15% of the issued and outstanding common shares at the time of grant calculated on a non-diluted basis.

The accompanying notes are an integral part of these condensed interim financial statements.

Page 14 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options:

The 2025 Stock Incentive Plan supersedes and replaces the Company’s Option Plan, dated as originally adopted by the Board of Directors on December 12, 2023, and ratified by the stockholders of the Company on January 25, 2024.

During the period ended June 30, 2026, the Company:

a)	granted stock options for 266,036 shares to directors and officers of the Company. The options are exercisable at $2.30 per share until June 11, 2031 with an estimated fair value of $443,100 and vest equally over a three-year period on April 1, 2027, 2028 and 2029.
•	During the period ended June 30, 2026, the Company recorded share-based compensation of $16,535 for the vested portion of the stock options.
b)	recorded share-based compensation of $2,289 for the vested portion of the stock options granted during the year ended March 31, 2025.

During the year ended March 31, 2026, the Company:

a)	had 223,514 stock options that were cancelled and/or forfeited, resulting in an allocation of share-based reserves of $736,783 to deficit.

Stock option transactions for the period ended June 30, 2026, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2026	Granted	Exercised	Forfeited / Expired	Balance June 30, 2026	Exercisable

August 25, 2026	$5.15	*	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.01	*	7,500	-	-	-	7,500	7,500
November 1, 2026	$6.83	*	10,000	-	-	-	10,000	10,000
December 1, 2026	$4.98	*	20,000	-	-	-	20,000	20,000
September 6, 2028	$6.01	*	60,000	-	-	-	60,000	60,000
April 1, 2029	$2.51	*	32,837	-	-	-	32,837	32,837
November 15, 2029	$2.51	*	6,815	-	-	-	6,815	6,815
February 12, 2030	$1.38		9,200	-	-	-	9,200	9,200
June 11, 2031	$2.30		-	266,036	-	-	266,036	-

Total			163,852	266,036	-	-	429,888	163,852

Weighted average exercise price			$4.74	$2.30	$-	$-	$3.23	$4.74

Weighted average remaining life (years)			2.05				3.75

The accompanying notes are an integral part of these condensed interim financial statements.

Page 15 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Stock options (Continued):

Stock option transactions for the year ended March 31, 2026, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2025	Granted	Exercised	Forfeited / Expired	Balance March 31, 2026	Exercisable

September 2, 2025	$11.61	*	20,000	-	-	(20,000)	-	-
November 20, 2025	$3.64	*	6,000	-	-	(6,000)	-	-
December 2, 2025	$8.20	*	25,000	-	-	(25,000)	-	-
December 13, 2025	$8.65	*	21,000	-	-	(21,000)	-	-
March 26, 2026	$3.01	*	20,000	-	(20,000)	-	-	-
August 25, 2026	$5.15	*	17,500	-	-	-	17,500	17,500
September 6, 2026	$6.01	*	25,000	-	-	(17,500)	7,500	7,500
November 1, 2026	$6.83	*	10,000	-	-	-	10,000	10,000
December 1, 2026	$4.98	*	20,000	-	-	-	20,000	20,000
November 15, 2027	$2.51	*	55,000	-	(40,000)	(15,000)	-	-
March 27, 2028	$1.20		83,333	-	-	(83,333)	-	-
September 6, 2028	$6.01	*	60,000	-	-	-	60,000	60,000
April 1, 2029	$2.51	*	71,605	-	(38,768)	-	32,837	11,590
November 15, 2029	$2.51	*	36,815	-	(20,000)	(10,000)	6,815	6,815
February 12, 2030	$1.42		36,000	-	(10,319)	(25,681)	-	-
February 12, 2030	$1.38		9,200	-	-	-	9,200	9,200

Total			516,453	-	(129,087)	(223,514)	163,852	142,605

Weighted average exercise price			$3.96	$-	$2.50	$4.21	$4.74	$5.07

Weighted average remaining life (years)			2.81				2.05

* on January 31, 2025, pursuant to the Arrangement (Note 16), the Company modified the exercise price of certain stock options.

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions.

	For the period ended June 30, 2026	For the year ended March 31, 2026

Fair value per option	$2.21	$-
Exercise price	$2.30	$-
Expected life (years)	5.00	-
Interest rate	3.05%	-
Annualized volatility (based on historical volatility)	100.58%	-
Dividend yield	-	-

The accompanying notes are an integral part of these condensed interim financial statements.

Page 16 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Restricted Share Units (“RSUs”):

The terms and conditions of vesting of each RSU granted is determined by the Board at the time of the grant in accordance with the Company’s Stock Incentive Plan. The Company use the fair value method to recognize the obligation and compensation expense associated with the RSUs. The fair value of RSUs issued is determined on the grant date based on the market price of the common shares on the grant date multiplied by the number of RSUs granted. The fair value is expensed over the vesting term. Upon redemption of the RSU, the carrying amount is recorded as an increase in common share capital and a reduction in the reserve.

During the period ended June 30, 2026, the Company granted 201,970 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $446,354 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. 67,323 RSUs will vest on April 1, 2027, 67,323 RSUs will vest on April 1, 2028 and 67,324 RSUs will vest on April 1, 2029.

During the year ended March 31, 2026, the Company granted 428,718 RSUs to certain directors, officers and consultants of the Company. The total estimated fair value of the RSUs granted was $1,975,710 based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as share-based payments over the vesting period. 142,906 RSUs will vest on April 1, 2026, 142,906 RSUs will vest on April 1, 2027 and 142,906 RSUs will vest on April 1, 2028.

During the period ended June 30, 2026, the Company recorded $182,693 (June 30, 2025 - $28,443) in share-based payments relating to the portion of the RSUs vesting through the period.

Restricted share unit transactions for the period ended June 30, 2026, are summarized as follows:

Grant Date	Balance March 31, 2026	Granted	Settled	Forfeited / Expired	Balance June 30, 2026	Vested (Unsettled)

November 15, 2024	85,720	-	-	-	85,720	85,720
February 12, 2025	7,088	-	-	-	7,088	7,088
July 2, 2025	413,100	-	(5,165)	-	407,935	142,865
October 27, 2025	15,618	-	(648)	-	14,970	5,854
June 11, 2026	-	201,970	-	-	201,970	-

	521,526	201,970	(5,813)	-	717,683	241,527

Restricted share unit transactions for the year ended March 31, 2026, are summarized as follows:

Grant Date	Balance March 31, 2025	Granted	Settled	Forfeited / Expired	Balance March 31, 2026	Vested (Unsettled)

November 15, 2024	136,913	-	(51,193)	-	85,720	85,720
February 12, 2025	7,088	-	-	-	7,088	7,088
July 2, 2025	-	413,100	-	-	413,100	-
October 27, 2025	-	15,618	-	-	15,618	-

	144,001	428,718	(51,193)	-	521,526	92,808

The accompanying notes are an integral part of these condensed interim financial statements.

Page 17 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants:

A continuity of the warrants for the period ended June 30, 2026, are summarized as follows:

Expiry Date	Exercise Price		Balance March 31, 2026	Granted	Exercised	Forfeited / Expired	Balance June 30, 2026

May 20, 2026		$2.20	20,000	-	-	(20,000)	-
May 23, 2026		$2.20	735	-	-	(735)	-
June 4, 2026		$2.20	7,911	-	-	(7,911)	-
November 14, 2026		$4.00	2,216,800	-	-	-	2,216,800
March 31, 2028		$4.40	845,100	-	-	-	845,100
August 24, 2028	$	USD6.25	800,000	-	-	-	800,000

Total			3,890,546	-	-	(28,646)	3,861,900

Weighted average exercise price			$5.04	$-	$-	$2.20	$5.10

Weighted average remaining life (years)			1.29				1.05

A continuity of the warrants granted for the year ended March 31, 2026, are summarized as follows:

Expiry Date	Exercise Price			Balance March 31, 2025	Granted	Exercised	Forfeited / Expired	Balance March 31, 2026

March 13, 2026		$4.00	*	341,592	-	(334,239)*	(7,353)	-
April 29, 2026		$4.00	*	247,471	-	(247,471)*	-	-
May 6, 2026		$2.20		-	48,784	(48,784)	-	-
May 20, 2026		$2.20		-	170,000	(150,000)	-	20,000
May 21, 2026		$2.20		-	40,883	(40,883)	-	-
May 23, 2026		$2.20		-	19,971	(19,236)	-	735
May 26, 2026		$2.20		-	2,945	(2,945)	-	-
May 27, 2026		$2.20		-	150,000	(150,000)	-	-
June 4, 2026		$2.20		-	47,911	(40,000)	-	7,911
November 14, 2026		$4.00		3,045,500	-	(828,700)	-	2,216,800
March 31, 2028		$4.40		-	845,100	-	-	845,100
August 24, 2028	$	USD6.25		800,000	-	-	-	800,000

Total				4,434,563	1,325,594	(1,862,258)	(7,353)	3,890,546

Weighted average exercise price				$4.92	$3.60	$2.98	$4.00	$5.04

Weighted average remaining life (years)				2.04				1.29

The accompanying notes are an integral part of these condensed interim financial statements.

Page 18 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Warrants (continued):

* During the year ended March 31, 2026, the Company initiated a warrant incentive program whereby holders who exercised prior to June 5, 2025 were able to exercise at $1.75 and receive one common share and one additional common share purchase incentive warrant exercisable at $2.20 per common share for a period of one year from the date of issuance. During the year ended March 31, 2026, 233,023 warrants (exercise price $4.00) with an expiry date of March 13, 2026, and 247,471 warrants (exercise price $4.00) with an expiry date of April 29, 2026, were exercised at $1.75.

The Company records warrants with an exercise price that is in a currency different from the functional currency as a derivative liability. Any gains or losses are recorded in the statements of (loss) income and comprehensive (loss) income as they relate to the issue of warrants recorded on the Company’s statement of financial position as a derivative liability measured at fair value through profit or loss. The fair value of the 800,000 transferrable warrants ($823,597) issued on August 24, 2023, are valued based on the price as quoted on the NASDAQ. The warrant derivative liability was calculated using the following assumptions:

	As at June 30, 2026	As at March 31, 2026

Number of warrants outstanding	800,000	800,000
Fair value of each warrant at valuation date	$0.58 USD	$0.97 USD
Exchange rate	1.41975	1.39122
Fair value of warrants outstanding (derivative liability)	$657,553	$1,052,094
Change in fair value of derivatives	$(394,541)	$899,329

Share purchase warrants outstanding as at June 30, 2026 are as follows:

Issue Date	Number of warrants		Exercise price	Expiry Date

August 24, 2023	800,000	(a)	$6.25USD	August 24, 2028
November 14, 2024	2,216,800	(b)	$4.00	November 14, 2026
March 31, 2026	845,100		$4.40	March 31, 2028
	3,861,900

Pursuant to the Arrangement (Note 16), Foremost shall collect and pay to Rio Grande the following amounts:

(a)       $0.8114 per warrant exercised.

(b)       $0.3584 per warrant for warrants exercised at $4.00 exercise price.

During the year ended March 31, 2026, the Company collected $409,392 of warrants exercise proceeds on behalf of Rio Grande, of which $Nil remains payable to Rio Grande as of March 31, 2026 and June 30, 2026.

The accompanying notes are an integral part of these condensed interim financial statements.

Page 19 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants:

A continuity of the agent warrants granted for the period ended June 30, 2026 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2026	Granted	Exercised	Expired	Balance June 30, 2026

April 29, 2026		$3.40	51	-	-	(51)	-
March 31, 2028		$3.40	98,892	-	-	-	98,892
August 21, 2028	$	USD6.25	40,000	-	-	-	40,000

Total			138,943	-	-	(51)	138,892

Weighted average exercise price			$8.59	$-	$-	$3.40	$4.98

Weighted average remaining life (years)			2.11				1.87

A continuity of the agent warrants granted for the year ended March 31, 2026 is as follows:

Expiry Date	Exercise Price		Balance March 31, 2025	Granted	Exercised		Expired	Balance March 31, 2026

March 13, 2026		$3.40	3,274	-	-		(3,274)	-
April 29, 2026		$3.40	51	-	-		-	51
November 14, 2026		$3.00	162,730	-	(162,730	)a	-	-
March 31, 2028		$3.40	-	98,892	-		-	98,892
August 21, 2028	$	USD6.25	40,000	-	-		-	40,000

Total			206,055	98,892	(162,730)		(3,274)	138,943

Weighted average exercise price			$4.19	$3.40	$3.00		$3.40	$8.59

Weighted average remaining life (years)			1.96					2.11

Pursuant to the Arrangement (Note 16), Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande the following amount:

(a)	$0.2688 per warrant exercised (162,730 warrants were exercised during the year ended March 31, 2026 resulting in $43,742 collected, of which $Nil remains outstanding as of March 31, 2026 and June 30, 2026).

The accompanying notes are an integral part of these condensed interim financial statements.

Page 20 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

10.	CAPITAL STOCK AND RESERVES (Continued)

Agent warrants (continued):

Agent warrants outstanding as at June 30, 2026 are as follows:

Issue Date	Number of warrants	Exercise price	Expiry Date

March 31, 2026	98,892	$3.40	March 31, 2028
August 21, 2023	40,000	$6.25USD	August 21, 2028
	138,892

The fair value of agent warrants was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the period ended June 30, 2026	For the year ended March 31, 2026

Fair value per agent warrant	$-	$1.17
Exercise price	$-	$3.40
Expected life (years)	-	2.00
Interest rate	-	2.82%
Annualized volatility (based on historical volatility)	-	104.42%
Dividend yield	-	0.00%

11.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers and companies controlled by them. The remuneration that was paid or accrued to the directors and other members of key management personnel during the period ended June 30, 2026 and 2025 was as follows:

	Management and director fees	Consulting fees	Share-based compensation	Total

Period ended June 30, 2026
Current and former directors, officers and companies controlled by them	$609,427	$6,000	$180,467	$795,894

Period ended June 30, 2025
Current and former directors, officers and companies controlled by them	$233,114	$6,000	$-	$239,114

Additionally, please refer to Notes 6 and 9 on the related party promissory notes receivable and related party term loans payable.

The accompanying notes are an integral part of these condensed interim financial statements.

Page 21 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

11.	RELATED PARTY TRANSACTIONS (Continued)

During the period ended June 30, 2026, the Company issued 137,590 common shares to Denison at a price of $2.44 per share for aggregate consideration of $335,720 pursuant to Investor Rights Agreement (Note 10). The Company also paid or accrued $6,000 in technical committee fees.

During the year ended March 31, 2026, the Company issued 485,000 common shares to Denison at a price of $2.20 per share for aggregate consideration of $1,067,000 pursuant to Investor Rights Agreement (Note 10). The Company also paid or accrued $15,000 in technical committee fees.

The amounts due to/from related parties included in accounts receivable, and accounts payable and accrued liabilities, are unsecured, non-interest bearing, and have no specific terms of repayment, and are as follows:

	June 30, 2026	March 31, 2026

Due to current and former directors, officers and companies controlled by them	$(206,631)	$(193,615)
Due from Rio Grande	$32,142	$32,142
Promissory note due from Rio Grande	$278,290	$276,304

12.	SEGMENTED INFORMATION

The Company primarily operates in one reportable operating segment, being the acquisition and exploration of exploration and evaluation assets. Geographic information is as follows:

	June 30, 2026	March 31, 2026

Exploration and evaluation assets:
Canada	$32,690,560	$30,653,428

13.	FINANCIAL RISK MANAGEMENT

Capital management

The Company’s objective when managing capital is to safeguard the entity’s ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of equity (i.e., capital stock, reserves and deficit).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements. The Company is not exposed to any externally imposed capital requirements. The Company’s overall strategy remains unchanged from the year ended March 31, 2026.

Fair value

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

The accompanying notes are an integral part of these condensed interim financial statements.

Page 22 | 28

FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.	FINANCIAL RISK MANAGEMENT (Continued)

Fair value (Continued)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The fair value of the Company’s marketable securities and derivative liabilities were calculated using Level 1 inputs.

The carrying value of cash, receivables, accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The promissory notes receivable, while not short term in nature, approximates its fair value based on approximation to the market rate of interest.

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. Financial instruments that potentially subject the Company to a significant concentration of credit risk consists primarily of cash and promissory note receivable. The Company limits its exposure to credit loss by placing its cash with major Canadian financial institutions.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2026, the Company had a cash balance of $2,541,710 (March 31, 2026 - $6,342,205) to settle current liabilities of $2,434,167 (March 31, 2026 - $3,838,299). All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company is exposed to liquidity risk and is dependent on obtaining regular financings in order to continue as a going concern. Despite previous success in acquiring these financings, there is no guarantee of obtaining future financings.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices.

Interest rate risk

The Company has cash balances and no variable interest-bearing debt. The Company’s cash does not have significant exposure to interest rate risk.

Foreign currency risk

The Company is exposed to foreign currency risk on fluctuations related to cash, accounts payable and accrued liabilities and warrants that are denominated in a foreign currency. There is a risk in the exchange rate of the Canadian dollar relative to the US dollar and a significant change in this rate could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. The Company does not have material net assets held in a foreign currency.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

13.	FINANCIAL RISK MANAGEMENT (Continued)

Financial risk factors (Continued)

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices of gold and lithium, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. The Company does not currently generate revenue so has limited exposure to price risk.

14.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

During the period ended June 30, 2026, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $1,067 related to exploration and evaluation assets;
b)	issued 65,502 common shares with a fair value of $150,000 for the acquisition of exploration and evaluation assets;
c)	prior year prepaid deposits of $7,749 were reallocated to exploration and evaluation assets.
d)	issued 5,813 common shares pursuant to RSU redemption resulting in a reallocation of share-based reserves of $27,129 from reserves to share capital; and
e)	expired or forfeited 51 agent’s warrants resulting in a reallocation of share-based reserves of $100 from reserves to deficit.

During the period ended June 30, 2025, significant non-cash investing and financing transactions included:

a)	included in accounts payable and accrued liabilities was $2,784 related to exploration and evaluation assets;
b)	issued 30,000 common shares with a fair value of $150,000 for the acquisition of exploration and evaluation assets; and
c)	included in prepaid deposits was $35,097 related to exploration and evaluation assets.

15.	COMMITMENTS

Flow-through expenditures

The Company has issued flow-through shares and any resulting flow-through share premium was recorded as a flow-through premium liability. The liability is subsequently reduced when the required exploration expenditures are made, and accordingly, a recovery of flow-through premium liability is then recorded in profit or loss.

During the year ended March 31, 2025, the Company raised $7,536,379 through the issuance of flow-through and charitable flow-through private placements and was committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2025. As of December 31, 2025, the Company fulfilled all of the required flow-through spending obligation.

During the year ended March 31, 2026, the Company raised $5,746,680 through the issuance of flow-through private placements and is committed to spend this amount on qualifying Canadian exploration expenditures by December 31, 2027. As of June 30, 2026, the Company has fulfilled $1,733,566 of the required flow-through spending obligation and as such the remaining commitment is estimated to be $4,013,114. See Note 10.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

15.	COMMITMENTS (Continued)

The flow-through premium liability is comprised of:

	June 30, 2026	March 31, 2026

Balance, opening	$1,605,690	$1,791,526
Addition	-	1,605,690
Recovery of flow-through premium liability	(525,702)	(1,791,526)

Balance, closing	$1,079,988	$1,605,690

During the period ended June 30, 2026, the Company has recognized a recovery of flow-through premium liability of $525,702 (2025 - $483,600) in profit or loss, respectively.

16.	SPIN-OUT TRANSACTION

On July 29, 2024, the Company entered into an Arrangement Agreement, which was amended and restated on November 4, 2024, to spin out 100% of the shares of Sierra, into Rio Grande, by way of a plan of arrangement (the “Arrangement”). On January 31, 2025, Foremost and Rio Grande completed the spin-out transaction. Pursuant to the Arrangement , Rio Grande and Sierra were no longer wholly owned subsidiaries of the Company and were deconsolidated as of January 31, 2025.

As a condition to the completion of the Arrangement, Rio Grande issued:

i)	A $677,450 promissory note (the “Rio Grande Promissory Note”) to a related party, namely Jason Barnard and Christina Barnard, due for payment on or before November 5, 2027. The Rio Grande Promissory Note bears interest of 8.95% per annum, starting four months from the effective date of the Arrangement (the “Effective Date”). The full amount of the Rio Grande Promissory Note must be settled by Rio Grande using funds from its first and, as necessary, subsequent financing(s) following completion of the Arrangement. The Rio Grande Promissory Note is secured by a general security agreement.

ii)	A $520,000 promissory note (the “Foremost Promissory Note”) to a related party, namely Foremost, due for repayment on or before November 5, 2027. The Foremost Promissory Note bears interest of 8.95% per annum, starting four months from the Effective Date. The Foremost Promissory Note is unsecured.

Pursuant to the terms of the Arrangement, Foremost (i) transferred to Rio Grande the right to collect receivables in respect of all amounts outstanding from Sierra to Foremost as at the Effective Date and (ii) assigned and transferred to Rio Grande all of the issued and outstanding Sierra Shares in consideration for Rio Grande issuing 25,827,349 common shares and 9,281,236 warrants with a fair value of $2,604,781 (includes 5,152,557 common shares issued to Foremost).

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

16.	SPIN-OUT TRANSACTION (Continued)

Notwithstanding Foremost’s equity incentive plan (the “Foremost Incentive Plan”), each stock option of Foremost (the “Foremost Options”) entitling the holder thereof to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration.

i)	0.9136 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for one Foremost Replacement Option to acquire one Foremost Share issued in connection with the Arrangement (the “New Foremost Shares”) having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Foremost Share determined immediately prior to this divided by the total fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares determined immediately prior to the Effective Time; and

ii)	0.0864 of each Foremost Option held immediately prior to the Effective Time were transferred and exchanged for two stock options of Rio Grande (each a “Rio Grande Option”), with each whole Rio Grande Option entitling the holder thereof to acquire one Rio Grande Share having an exercise price (rounded up to the nearest cent) equal to the product of the exercise price of the Foremost Option so exchanged immediately before the exchange of such Foremost Option multiplied by the fair market value of a Rio Grande Share determined immediately prior to this divided by the total of the fair market value of a new Foremost Share and the fair market value of two Rio Grande Shares at the Effective Time.

Notwithstanding the Foremost Incentive Plan, each restricted share unit of Foremost RSU (each a “Foremost RSU”) to acquire one Foremost Share outstanding immediately prior to the Effective Date was simultaneously surrendered and transferred by the Foremost RSU holder thereof to Foremost in the following portions and such portions were exchanged for, as the sole consideration therefor the following consideration:

i)	0.9136 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for one Foremost Replacement RSU to acquire such number of new Foremost Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU; and

ii)	0.0864 of each Foremost RSU held by a Foremost RSU holder immediately prior to the Effective Time was transferred and exchanged for two RSUs of Rio Grande to acquire such number of Rio Grande Shares and on such vesting and other conditions as set forth in the applicable award agreement in respect of such Foremost RSU.

Concurrently with the exchange of the Foremost Options and Foremost RSU’s, each share purchase warrant of Foremost (each a “Foremost Warrant”) was amended to entitle the holder thereof to receive, upon due exercise thereof, for the exercise price immediately prior to the Effective Time: (a) one New Foremost Share for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time; and (b) two Rio Grande Shares for each Foremost Share that was issuable upon due exercise of the Foremost Warrant immediately prior to the Effective Time.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

16.	SPIN-OUT TRANSACTION (Continued)

Additionally, Foremost and Rio Grande have acknowledged and agreed that:

i)	Rio Grande shall forthwith upon receipt of written notice from Foremost from time to time issue, as directed by Foremost, that number of Rio Grande Shares as may be required to satisfy the foregoing;

ii)	Foremost shall, as agent for Rio Grande, collect and pay to Rio Grande an amount for each two Rio Grande Shares so issued that is equal to the exercise price under the Foremost Warrant multiplied by the fair market value of two Rio Grande Shares at the Effective Time divided by the total fair market value of a Foremost Share and two Rio Grande Shares at the Effective Time; and

iii)	the terms and conditions applicable to the Foremost Warrants, immediately after the Effective Time, otherwise remain unchanged from the terms and conditions of the Foremost Warrants as they existed immediately before the Effective Time.

The value of the net assets transferred to Rio Grande on January 31, 2025, pursuant to the Arrangement, consisted of the following assets:

Carrying value of net assets	$212,967
Fair value of net assets transferred	2,604,781

Gain on spin-out	$2,391,814

During the year ended March 31, 2025, the Company recognized $1,914,814 of the gain on spin-out. During the year ended March 31, 2026, the Company realized the remaining gain on spin-out of $477,000.

In accordance with IFRIC 17, Distribution of Non-cash Assets to Owners, the Company recognized the transfer of net assets to Rio Grande shareholders at fair value with the difference between that value and the carrying amount of the net assets recognized in the statements of loss and comprehensive loss. The fair value of net assets transferred was based on the expected market value of a Rio Grande share of $0.095 per share.

17.	CONTINGENCIES

On June 3, 2025, the Company was served a statement of claim filed with the Ontario Superior Court of Justice by a former officer with respect to termination of his employment with the Company in 2022 and alleging wrongful dismissal. The claim seeks unspecified damages.

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business.

The Company makes assessments on the validity of the claims and, at this time, the probability and amounts of any potential loss resulting from such claims is not determinable and no amounts have been accrued for any potential liability resulting from this in these financial statements.

The accompanying notes are an integral part of these condensed interim financial statements.

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FOREMOST CLEAN ENERGY LTD.

Notes to the Condensed Interim Financial Statements

June 30, 2026

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

17.	CONTINGENCIES (Continued)

The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. The Company assesses its potential liability by analyzing its litigation and regulatory matters using available information. The Company develops its views on estimated losses in consultation with outside counsel handling our defense in these matters, which involves an analysis of potential results, assuming a combination of litigation and settlement strategies. Should developments in any of these matters cause a change in our determination as to an unfavorable outcome and result in the need to recognize a material accrual or should any of these matters result in a final adverse judgment or be settled for significant amounts, they could have a material adverse effect on our results of operations, cash flows and financial position in the year or periods in which such change in determination, judgment or settlement occurs.

18.	SUBSEQUENT EVENTS

In July 2026, the Company issued 848,610 common shares to Denison to complete the Phase 2 earn-in requirements under the option agreement for the Athabasca Properties. Upon completion of Phase 2, Foremost increased its ownership interest in the Athabasca Properties to 51%, with the exception of Hatchet Lake, where Foremost’s interest increased to 35.78%.

Subsequent to June 30, 2026, the Company issued 14,048 common shares under the Company’s At-the-market equity facility for aggregate consideration of US$25,274.

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